UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 000-30698
SINA Corporation
(Registrant’s Name)
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resale Prospectus Supplement
     On December 23, 2009, SINA Corporation (“SINA”) filed a prospectus supplement relating to the resale from time to time of up to 5,608,612 ordinary shares that were originally issued by SINA in a private placement pursuant to a Share Subscription Agreement, dated as of September 21, 2009, as amended, with New-Wave Investment Holding Company Limited.
     The following document is filed as an exhibit hereto and is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-163990).

Exhibit No.	Document
5.1	Opinion of Conyers Dill & Pearman relating to the legality of the ordinary shares.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: December 23, 2009	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

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